Filed by Grupo Financiero Santander México, S.A.B. de C.V.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Grupo Financiero Santander México, S.A.B. de C.V.

Registration Statement Commission File Number: 333-221224

Subject Company Commission File Number: 001-35658

Date: December 8, 2017

GRUPO FINANCIERO SANTANDER MÉXICO AND BANCO SANTANDER MÉXICO REPORT ON THE RESOLUTIONS ADOPTED AT THEIR SHAREHOLDERS MEETINGS

Mexico City, Mexico, December 8, 2017 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México” or the “Group") and Banco Santander (México) S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Banco Santander México” or the “Bank”) report that both entities today held their Ordinary and Extraordinary Shareholders Meetings and adopted the following resolutions, among others:

The Group declared the payment of a cash dividend in the amount of Ps.$6,626,000,000.00 (six thousand six hundred twenty six million Mexican Pesos), which will be paid as follows: an amount of Ps.$4,676,000,000.00. (four thousand six hundred seventy six million Mexican Pesos) to be paid on December 27, 2017 and up to an amount of Ps.$1,950,000,000.00 (one thousand nine hundred fifty million Mexican Pesos) to be paid by no later than January 31, 2018. At the same time, the Bank approved the declaration of the payment of a cash dividend in an amount of Ps.$4,676,000,000.00 (four thousand six hundred seventy six million Mexican Pesos) to be paid on December 27, 2017; such payments shall be made in proportion to the number of shares that each shareholder holds.

In addition, at such shareholders' meetings, the shareholders of each entity approved the merger of the Group, as the merged entity, with and into the Bank, as the surviving entity. Consequently, once such merger becomes effective, the shareholders of the Group will become shareholders of the Bank. It was also agreed that Banco Santander, S.A. (Parent) will incorporate a new financial group in Mexico (the "New HoldCo") and simultaneously, Banco Santander, S.A. (Parent) will transfer all of the shares of the Bank it holds as a result of the merger to the New HoldCo. In addition, the Bank will sell 99.99% of the shares of Casa de Bolsa Santander, S.A. of C.V., Grupo Financiero Santander México ("Casa de Bolsa") that it holds as a result of the merger to the New HoldCo. Likewise, as a result of the sale of shares of Casa de Bolsa to the New HoldCo, the Bank and Casa de Bolsa will enter into a collaboration agreement in which Casa de Bolsa will agree to provide to the Bank, and the Bank will agree to contract exclusively with Casa de Bolsa for, certain operational and other services that the Bank, in accordance with current regulations, is unable to provide, including acting as a broker-dealer and placement agent of shares of companies registered with the Mexican National Securities Registry (Registro Nacional de Valores).

The abovementioned resolutions are subject to the conditions precedent that the corresponding regulatory authorizations are obtained.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any offer, solicitation or sale of securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.

About Grupo Financiero Santander México, S.A.B. de C.V. (NYSE: BSMX BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2017, Santander México had total assets of Ps.1,236 billion and more than 15 million customers. Headquartered in Mexico City, the Company operates 1,076 branches and 325 offices nationwide and has a total of 17,528 employees.

Contact Investor Relations

Héctor Chávez López – Managing Director –IRO

+52-55-52691925

hchavez@santander.com.mx

Investor Relations

investor@santander.com.mx